Exhibit 7.1
Ratio of earnings to fixed charges

	As of December 31,
(US$ millions, except ratios)	2005	2004	2003	2002	2001

Income (loss) before taxes	84.3	(381.2)	210.7	17.9	(538.0)
Fixed charges:
Interest expense	31.6	33.1	31.0	16.4	24.2
Interest portion of rental expense	4.5	5.2	5.2	4.9	3.6

Income (loss ) before taxes plus fixed charges	120.4	(342.9)	246.9	39.2	(510.2)

Fixed charges
Interest expense	31.6	33.1	31.0	16.4	24.2
Interest portion of rental expense	4.5	5.2	5.2	4.9	3.6

Total fixed charges	36.1	38.3	36.2	21.3	27.8

Ratio of earnings to fixed charges	3.3	(a )	6.8	1.8	(b )
The ratio of earnings to fixed charges is calculated by dividing income (loss) before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense and the interest portion of rental expense.
(a) Due to Converium’s loss in 2004 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of US$ 381.2 million to achieve coverage of 1:1.
(b) Due to Converium’s loss in 2001 the ratio coverage was less than 1:1. Converium would have needed to generate additional earnings of US$ 538.0 million to achieve coverage of 1:1.